UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43304

OPTIMI HEALTH CORP.

269 David Brown Way

Princeton, B.C. V0X 1W0

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On August 13, 2026, Optimi Health Corp. (the “Company”) entered into a common shares purchase agreement (the “Purchase Agreement”) with Seven Knots, LLC (“Seven Knots”), establishing an equity line of credit (the “ELOC”) under which the Company has the right, but not the obligation, to sell to Seven Knots up to US$100 million of its common shares from time to time over the term of the facility.

Sales under the ELOC are at the Company's discretion, subject to the terms and conditions of the Purchase Agreement. For each draw, Seven Knots is obligated to purchase the shares specified in the Company's purchase notice at a price per share equal to 97% of the lower of the lowest sale price of the common shares on the applicable purchase date and the volume-weighted average price during the applicable purchase period, subject to a maximum of US$2 million per draw. Each purchase period terminates if the share price falls below a floor equal to 85% of the closing price on the trading day prior to the day the purchase notice is delivered, or a higher price specified by the Company. No shares may be issued under the Purchase Agreement to the extent that, after giving effect to the issuance, Seven Knots and its affiliates would beneficially own more than 4.99% of the Company's outstanding common shares.

As consideration for Seven Knots' commitment, the Company issued to Seven Knots an unsecured, non-interest-bearing convertible promissory note in the principal amount of US$1.5 million (the “Initial Commitment Note”) and agreed to issue a second convertible promissory note on the same terms in the principal amount of US$500,000 if gross proceeds from sales under the ELOC equal or exceed US$7 million (together, the “Commitment Notes”). The Commitment Notes mature 24 months from their respective dates of issuance and are convertible at Seven Knots' option at a conversion price equal to 95% of the 20-day volume-weighted average price of the common shares, subject to a floor conversion price of US$3.00 per share. No shares may be issued upon conversion of the Commitment Notes to the extent that, after giving effect to the issuance, Seven Knots and its affiliates would beneficially own more than 2.99% of the Company's outstanding common shares. The Company may prepay the Commitment Notes in cash, or shares, at any time at 100% of principal, without premium or penalty, eliminating any further issuance of shares under the notes. Joseph Gunnar & Co. LLC is acting as exclusive placement agent in connection with the ELOC and pursuant to a placement agency agreement we entered with them on August 13 2026, is entitled to a fee equal to 3% of the gross proceeds received from purchases by Seven Knots under the Purchase Agreement. The foregoing descriptions are qualified in their entirety by reference to the full text of those documents.

Forward-Looking Statements

This report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws, including statements regarding the availability of and potential sales under the ELOC, the issuance of the Commitment Notes and any conversion or prepayment thereof, the filing and effectiveness of the Registration Statement, and the anticipated benefits of the ELOC to the Company. Forward-looking statements are often identified by words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “estimates,” “may,” “will,” “would,” “could,” or similar expressions.

Forward-looking statements are based on management’s assumptions and are subject to a number of known and unknown risks and uncertainties, many of which are beyond the Company's control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements, including the risk that the Registration Statement is not filed or declared effective on the timeline anticipated or at all, that the Company does not sell any shares under the ELOC, that market conditions limit the amounts available under the ELOC, and the risks described in the Company's filings with the SEC and with Canadian securities regulators. There is a significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that management's assumptions may not be accurate and that actual results, performance or achievements may differ significantly from such predictions, forecasts, conclusions or projections expressed or implied by such forward-looking statements. We caution readers not to place undue reliance on the forward-looking statements in this press release as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, outlooks, expectations, goals, estimates or intentions expressed in the forward-looking statements. As a result of the foregoing, readers should not place undue reliance on the forward-looking information contained in this news release. For a more detailed discussion of certain of these risk factors, see those described under "Risk Factors" in the Company's Registration Statement or in the Company's continuous disclosure filings available under its SEDAR+ profile at www.sedarplus.ca. The forward-looking statements contained in this press release are given as of the date hereof. Except as expressly required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of them or assess the impact of each factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

The information contained in this Report on Form 6-K, including Exhibits 99.2 through 99.5, is hereby incorporated by reference into the Registration Statement on Form S-8 of the Company (File No. 333-297304), as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release
99.2	Common Shares Purchase Agreement dated as of August 13, 2026 entered into by and between the Company and Seven Knots, LLC
99.3	Convertible Promissory Note dated as of August 13, 2026 issued to Seven Knots, LLC
99.4	Registration Rights Agreement dated as of August 13, 2026 entered into by and between the Company and Seven Knots, LLC
99.5	Placement Agency Agreement dated as of August 13, 2026 entered into by and between the Company and Joseph Gunnar & Co., LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIMI HEALTH CORP.

Date: August 14, 2026	By:	/s/ Dane Stevens
	Name:	Dane Stevens
	Title:	Chief Executive Officer, Chief Marketing Officer and Director

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